UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 07, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED SEES GAINS IN FTSE/JSE
RESPONSIBLE INVESTMENT INDEX POSITION

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or the “Company”)
7 August 2018
NEWS RELEASE
AngloGold Ashanti Sees Gains in FTSE/JSE Responsible Investment Index Position
(JOHANNESBURG) -- AngloGold Ashanti is pleased to advise that it has been ranked amongst the top performers in the FTSE/JSE Responsible Investment Index Series (the "Index
Series") for 2018, improving its score by 31% since the last ranking.
The Index Series, which has replaced the JSE's Socially Responsible Investment Index, offers an objective methodology to promote greater transparency by companies with respect to their environmental, social and governance (ESG) performance. This allows investors to better integrate ESG considerations into their own investment decisions, assisting in ensuring that their portfolio holdings comply with best practise in each area.
AngloGold Ashanti scored an overall rating of 4.2, compared to the 3.2 achieved last year, out of a maximum achievable score of 5. This was significantly above the average of 3 for the gold-mining sector, and the 2.5 for the basic materials sector as a whole. The Company scored 4.2 for its environmental performance, 4 for its social performance, and 4.6 for governance.
“Mining is by its very nature an invasive activity, so it’s crucial to devote significant time, energy and resources to improving our performance with respect to each of the key ESG areas,” said
AngloGold Ashanti's CEO Srinivasan Venkatakrishnan. “While our ranking in the Index Series is an important milestone, we realise there remains much for us to do on this journey, and we remain committed to doing our utmost not only for the sustainability of our business, but for the countries, communities and environments in which we operate.”
The Company achieved a perfect score of 5 in some key areas, notably its performance on biodiversity, climate change, water use, human rights & community, anti-corruption and corporate governance. At 3.5%, AngloGold Ashanti has the fifth-largest weighting in the 32-
member index, which includes a range of companies from banks and healthcare groups, to retailers and telecommunication providers.
AngloGold Ashanti continues to strive toward creating a sustainable gold mining business, characterised by safe work practises that promote the interests of all stakeholders including the communities and countries in which we operate. Particular focus continues to be placed on ensuring that we have the commitment and expertise to continue improving the performance of the Company in the fields of environmental stewardship, human rights, economic development, and health and safety.
The Index Series measures the performance of companies across the globe against best practice ESG practices and performance metrics. Companies eligible for the FTSE/JSE
Responsible Investment Index Series are those that are constituents of the FTSE/JSE
Shareholder Weighted All Share Index and are also listed in the FTSE All World Index.
FTSE All World Index
Ends
Johannesburg
CONTACTS
Media
Chris Nthite                         +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey                     +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey                     +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman              +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi                     +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions,
AngloGold Ashanti s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti s operations, economic performance and financial condition. These forward-
looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold
Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.
AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
-
This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non- GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Website:
www.anglogoldashanti.com
ENDS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 07, 2018
By:
/s/ M E SANZ PEREZ________
Name:      M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance